UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the year ended December 31, 2006	Commission file number 0-25042

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Young Broadcasting Inc. 401(k) Plan

(Full title of the plan)

YOUNG BROADCASTING INC.

(Name of issuer of the securities held pursuant to the plan)

599 Lexington Avenue

New York, New York  10022

(Address of principal executive offices)

Young Broadcasting Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

Young Broadcasting Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Young Broadcasting Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 26, 2007

Young Broadcasting Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value:
PIMCO Total Return	$3,294,777	$3,144,393
AIM Large Cap Growth–Investor	6,052,114	5,697,793
Invesco 500 Index Trust	5,974,337	5,302,982
Invesco Stable Value Trust	6,325,388	6,436,101
AIM Charter	1,125,654	1,030,861
AIM Capital Development	7,749,737	7,010,856
AIM Basic Balanced (AIM Balanced)	1,783,604	1,689,128
T Rowe Price Retirement Income	472,250	384,215
T Rowe Price Retirement 2010	1,405,247	1,321,572
T Rowe Price Retirement 2020	2,093,898	1,428,459
T Rowe Price Retirement 2030	741,549	420,198
T Rowe Price Retirement 2040	622,051	291,251
American Century Income and Growth	3,673,688	3,836,544
American Funds EuroPacific	3,527,164	2,452,624
Oppenheimer Global	4,664,820	3,646,863
Young Broadcasting Inc. Common Stock	2,884,543	1,466,651
Participant loans	1,116,229	1,313,331
	53,507,050	46,873,822

Employee contributions receivable	138,399	285,720
Employer contributions receivable	411,702	285,486
Net assets available for benefits, at fair value	54,057,151	47,445,028
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	138,000	99,855
Net assets available for benefits	$54,195,151	$47,544,883

See accompanying notes.

Young Broadcasting Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	2006	2005
Additions
Additions to net assets attributable to:
Employee contributions	$4,357,800	$3,716,423
Employer contributions	1,820,799	1,182,005
Rollovers	53,815	97,162
Transfer of net assets resulting from plan merger	—	10,452,431
Total contributions	6,232,414	15,448,021

Investment income:
Interest and dividend income	2,267,927	1,841,062
Net investment income	2,267,927	1,841,062
Total additions	8,500,341	17,289,083

Deductions
Deductions from net assets attributed to:
Benefits paid directly to participants	(5,256,098)	(3,729,954)
Administrative expenses	(43,586)	(33,285)
Total deductions	(5,299,684)	(3,763,239)

Net appreciation (depreciation) in fair value of investments	3,449,611	(2,489,714)
Net increase	6,650,268	11,036,130
Net assets available for benefits at beginning of year	47,544,883	36,508,753
Net assets available for benefits at end of year	$54,195,151	$47,544,883

See accompanying notes.

Young Broadcasting Inc. 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The Young Broadcasting Inc. 401(k) Plan (the “Plan”) is a defined contribution plan which provides retirement benefits for all eligible employees, as defined, of Young Broadcasting Inc. and subsidiaries (collectively, the “Company”). Any withdrawals by terminated employees have been included in the benefits paid directly to participants on the Statements of Changes in Net Assets Available for Benefits.  As Plan Sponsor, Young Broadcasting has appointed the Retirement Plan Committee as the Plan’s administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 1, 2005, the plan assets and loans of the Young Broadcasting Inc. Union 401(k) Plan (the “Union Plan”) of $10,452,431 were merged into the Plan.  The provisions of the Union Plan were substantially similar to those of the Plan.  (See Note 4)

The Plan participants may make pre-tax contributions from their salaries of up to 75% of eligible compensation subject to a limitation. Participant pre-tax contributions are subject to the limitations of Internal Revenue Code (the “Code”) Section 402(g) of $15,000 and $14,000 for the years ended 2006 and 2005, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Plan currently provides the Company the option to make annual contributions to the Plan in the form of cash or employer securities or a combination thereof. During 2005, the employer matching contribution was equal to 50% of the participant’s pre-tax contribution up to 6% of a participant’s compensation.  Effective January 1, 2006, the employer matching contribution was equal to 100% of employee per-tax contributions, up to 3% of participant compensation and then 50% of employee pre-tax contributions, from 3% to 5% of participants compensation.  All employer matching contributions for 2006 and 2005 were made in the form of the Company’s common stock.

Prior to January 1, 2006, participant benefits vested in employer matching contributions and discretionary contributions at a rate of 20% per year after two years of service, as defined in the Plan.  Effective January 1, 2006, employer matching contributions are considered fully vested immediately when allocated to the participant accounts.  Additionally, participants who were employed on January 1, 2006 became 100% vested on this date in their matching contribution account balances that existed as of December 31, 2005.  Participants are immediately vested in their pre-tax contributions plus accrued earnings thereon. Loans and limited withdrawals during employment are permitted under certain conditions provided for by the Plan.

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. There were no amounts in the forfeiture balance as of December 31, 2006 and there was approximately $91,000 as of December 31, 2005.  Forfeitures used to reduce employer matching contribution for 2006 and 2005 are approximately $67,000 and $47,000, respectively.

Participants’ vested account balances are payable no later than retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of termination of employment due to disability, death or for any other reason.

The Plan includes a loan provision whereby active Plan participants may generally borrow up to a maximum of 50% of their vested account balance except from their employer matching contribution account, not to exceed $50,000. Amounts borrowed must be repaid with interest through regular payroll deductions over a period not to exceed five years for periodically occurring loans and thirty years for loans used to purchase a primary residence. The interest rate is determined by Retirement Plan Committee. The interest rates on outstanding loans at December 31, 2006 range from 5.0% to 11.50%.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description which was delivered to all participants for a more complete description of the Plan’s provisions.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained and the financial statements are prepared on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan investments are stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities for which market quotes are readily available are valued at market value which is determined by using the last reported sales price or, if no sales are reported and in the case of certain securities traded over-the-counter, the mean between the last reported bid and asked prices. All other securities and assets, including any restricted securities, are valued at fair value, except to the extent as noted below with respect to loans. Gain or loss on sale of investments and the change in the fair value of investments are reflected in the statements of changes in net assets available for benefits as net depreciation in fair value of investments.

Loans are valued at their outstanding principal balances, which approximate fair value.

In December 2005, the Financial Accounting Standards Board Staff  Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

3. Investments

The Plan offers participants a directed investment program whereby each investment opportunity offers the participant a different investment strategy. Contributions received may be invested in specified funds. The Plan also permits participants to invest in the Company’s common stock. ERISA limits participants’ investments in the Company’s common stock to a maximum of 10% of their total contributions.

During 2005, the AIM Balanced fund merged into the AIM Basic Balanced Fund.

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are listed on the Statement of Net Assets Available for Benefits.

During 2006 and 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net (Depreciation) Appreciation in Fair
	Value of Investments
	2006	2005

Mutual funds	$3,351,402	$634,602
Young Broadcasting Inc. Common Stock	98,209	(3,124,317)
	$3,449,611	$(2,489,715)

4. Union Plan Merger

The activity in the Union Plan between January 1, 2005 and December 1, 2005 (date of merger) was as follows:

Additions
Employee contributions	$814,963
Employer contributions	19,142
Rollovers	663
Total Contributions	834,768

Investment income	145,808
Total additions	980,576

Deductions
Benefits paid directly to participants	(1,800,091)
Administrative expenses	(10,336)
Transfer of net assets resulting from plan merger	(10,452,431)
Total Deductions	(12,262,858)

Net Appreciation in fair value of investments	365,737
Net decrease	(10,916,545)
Net assets available at the January 1, 2005	10,916,545
Net assets available at December 1, 2005	$—

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter, or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2007 stating that the Plan, as amended and restated on December 30, 2005, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Pursuant to, and as required by, the determination letter by the Internal Revenue Service, Young Broadcasting adopted an amendment to the Plan on May 17, 2007, effective as of December 30, 2005.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan sponsor has indicated that it will take whatever steps necessary  to ensure that the Plan continues to be eligible for tax-qualified status under the Code.

7. Administrative Expenses

Legal and accounting fees, insurance expenses and certain administrative expenses relating to the maintenance of Plan records have been paid by the Company for the 2006 and 2005 Plan years. Other administrative expenses were paid by the Plan.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per financial statements to Form 5500:

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$54,195,151	$47,544,883
Adjustment to contract value for fully benefit-responsive investment contracts	(138,000)	—
Amounts allocated to withdrawing participants	(1,676)	(37,258)
Net assets available for benefits per Form 5500	$54,055,475	$47,507,625

	December 31,
	2006	2005
Benefits paid to participants per financial statements	$5,256,098	$3,729,954
Less: Adjustment from fair value to contract value	(138,000)	—
Add: Amounts allocated to withdrawing participants at end of year	1,676	37,258
Less: Amounts allocated to withdrawing participants at beginning of year	(37,258)	(26,217)
Benefits paid to participants per Form 5500	$5,082,516	$3,740,995

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

9.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Subsequent Events

Effective January 2, 2007, the Plan added the following fund options to its fund line-up:

New Fund
Alger Small Cap Growth Fund
American Beacon Large Cap Value Fund
Columbia Small Cap Value II Fund
T. Rowe Price Real Estate Fund

Additionally, effective January 2, 2007, the following three funds were removed from the fund line-up and mapped to either existing or new fund options:

Old Fund Option	New Fund Option
AIM Basic Balanced Fund	T. Rowe Price Retirement 2010 Fund (existing fund)
AIM Charter Fund	INVESCO 500 Index Trust (existing fund)
American Century Income & Growth Fund	American Beacon Large Cap Value Fund (new effective January 2, 2007)

Supplemental Schedule

Supplemental Schedule	EIN: #13-3339681
Plan: #001

Young Broadcasting Inc. 401(k) Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Party Involved and Description of Assets	Current Value

PIMCO Total Return	$3,294,777
AIM Large Cap Growth–Investor	6,052,114
Invesco 500 Index Trust	5,974,337
Invesco Stable Value Trust	6,325,388
AIM Charter	1,125,654
AIM Capital Development	7,749,737
AIM Basic Balanced	1,783,604
T Rowe Price Retirement Income	472,250
T Rowe Price Retirement 2010	1,405,247
T Rowe Price Retirement 2020	2,093,898
T Rowe Price Retirement 2030	741,549
T Rowe Price Retirement 2040	622,051
American Century Income and Growth	3,673,688
American Funds EuroPacific	3,527,164
Oppenheimer Global	4,664,820
Young Broadcasting Inc. Common Stock*	2,884,543

Participant Loans—interest rates ranging from 5.0% to 11.50%, loans maturing through 2030	1,116,229
$53,507,050

*              Indicates party-in-interest to the Plan.

The “Cost” column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 29, 2007

YOUNG BROADCASTING INC. 401(k) PLAN

	By:	/s/ James A. Morgan
James A. Morgan, Chairman of Retirement Plan Committee, Plan Administrator